UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Convening of annual general meeting of shareholders of Sono Group N.V.

On December 13, 2023, Sono Group N.V. (“Sono N.V.”) convened the annual general meeting of shareholders to be held on December 29, 2023 (the “AGM”). Exhibit 99.1 attached hereto includes a copy of the convening notice, including agenda and explanatory notes, for the AGM. Exhibit 99.2 attached hereto includes a copy of the voting proxy for the AGM.

Creditors’ meeting scheduled in connection with the self-administration proceedings of Sono Motors GmbH

The insolvency court of the local court of Munich, Germany (the “Court”) has scheduled the meeting of the creditors of Sono Motors GmbH, the subsidiary of Sono N.V. (“Sono GmbH”and together with Sono N.V., the “companies”), in connection with Sono GmbH’s self-administration proceedings before the Court. At the meeting, which is scheduled for December 21, 2023, Sono GmbH’s plan under the German Insolvency Code (Insolvenzordnung) will be discussed and submitted for a vote by its creditors. The plan, submitted to the Court on December 7, 2023, sets out how Sono GmbH intends to restructure its debt and procure the inflow of new money, including in connection with the planned investment from YA II PN, Ltd. (“Yorkville”), and subsequently exit its self-administration proceedings. If Sono GmbH’s creditors vote in favor of the plan with the required majorities, the plan will require the Court’s confirmation before it can become legally binding.

If the Court confirms the plan, Sono GmbH’s implementation of the plan will remain subject to any appeals that may be filed by its creditors in the 14-day period following the Court’s confirmation and to the closing of the planned investment from Yorkville (the “Closing”). Closing is currently expected in late January 2024, and is subject to the satisfaction of certain conditions precedent, including Sono N.V.’s filing of this Annual Report on Form 20-F for the year ended December 31, 2022, Sono N.V.’s submission of its interim balance sheet and income statement as of June 30, 2023 on Form 6-K to the Securities and Exchange Commission (“SEC”), Sono GmbH’s plan under the German Insolvency Code becoming legally binding, and the withdrawal of Sono N.V.’s application for its preliminary self-administration proceedings.

Additional information and background on the companies’ respective self-administration proceedings and the planned transaction with Yorkville may be found in Sono N.V.’s Form 6-Ks submitted to the SEC on May 15, 2023, May 22, 2023, June 12, 2023, September 7, 2023, September 29, 2023, October 30, 2023 and November 27, 2023.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the companies. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the companies to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the companies’ expectations regarding their respective self-administration proceedings, the outcome of which, if they are approved, is uncertain; the companies’ ability to maintain relationships with lenders, suppliers, service providers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with their constrained liquidity position and capital structure; our ability to access the external funding required to successfully restructure their business, including by successfully fulfilling the conditions precedent to the closing of the Yorkville investment so as to gain access to the funding offered in such transaction; and the length of time that the companies would operate under their respective self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond Sono N.V.’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors.

Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, Sono N.V. assumes no obligation to update any such forward-looking statements.

Exhibit	Description of Exhibit
99.1	Convening Notice, including Agenda and Explanatory Notes
99.2	Voting Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

December 14, 2023